Exhibit 77(d)

Policies with Respect to Security Investments

      Effective November 1, 2006, the strategies for ING Disciplined LargeCap Fund, ING Fundamental Research Fund, ING MidCap Opportunities Fund, ING Opportunistic LargeCap Fund, ING SmallCap Opportunities Fund and ING Financial Services Fund were amended to allow the Funds to invest in other investment companies in order to permit each fund to invest end-of-day cash balances into affiliated ING money market funds, including ING Institutional Prime Money Market Fund.

      Effective November 10, 2006 ING Opportunistic LargeCap Fund's strategy was changed to allow the fund to invest up to 25% of its assets in foreign securities, including ADRs. In addition, the definition of "small-capitalization companies" was changed from companies with a market capitalization of up to $4 billion to companies with a market capitalization of up to $3 billion.